Exhibit 99.1

April 8, 2016

To Our Shareholders:

On March 28, 2016, Sinovac Biotech Ltd. (the “Company”) announced that its board of directors (the “Board”) had adopted a Rights Agreement between the Company and Pacific Stock Transfer Company, as Rights Agent (as amended from time to time, the “Rights Agreement”).

In connection with the Rights Agreement, the Board declared a dividend consisting of one preferred share purchase right (individually, a “Right” and collectively, the “Rights”) for each common share, par value $0.001 per share (the “Common Shares”), of the Company outstanding at the close of business on April 8, 2016 (the “Record Date”). The Board also authorized and issued, with respect to each Common Share, one Right that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Final Expiration Date (each, as defined below). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until March 27, 2017 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, par value $0.001 per share (the “Series A Preferred Shares”), of the Company at a price of $30.00 per one one-thousandth of a Series A Preferred Share.

The Rights are exercisable upon the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an “Acquiring Person”) or (ii) the close of business on the tenth business day after the date of commencement of, or first public announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”). The Rights will expire on March 27, 2017, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The Rights will not have any voting rights.

Each Series A Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 or (ii) 1,000 times all cash dividends and 1,000 times (payable in kind) all non-cash dividends or other distributions, other than dividends or bonus issues payable in Common Shares or a subdivision of the issued and outstanding Common Shares (by reclassification or otherwise) declared on the Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends and distributions), provided that such holders of the Series A Preferred Shares will be entitled to an aggregate payment of 1,000 times the payment made per share to holders of Common Shares. Each Series A Preferred Share will have 1,000 votes and will vote together with the holders of Common Shares as one class.

These are some of the highlights of the Rights Agreement. More information is included in the attached summary of the Rights Agreement, which we urge you to read carefully.

No action by you is required or permitted at this time, and no money should be sent to the Company. In the event a person or group becomes an Acquiring Person, the Company will issue a further communication regarding actions permitted by the shareholders other than the Acquiring Person. The Rights will automatically attach to the Common Shares you hold (whether certificated or uncertificated) and will trade with them. There is no need to send in your certificates to have a reference to the Rights added.

The Rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group has become an Acquiring Person.

Our overriding objective is to continue building value for you as a shareholder of the Company, and we feel that the Rights Agreement assists us in that effort.

Sincerely,

/s/ Wediong Yin

Name:	Weidong Yin
Title:	Chairman, President & CEO

SUMMARY OF RIGHTS TO PURCHASE

PREFERRED STOCK

On March 28, 2016 the Board of Directors of Sinovac Biotech Ltd. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each Common Share, par value US$0.001 (the “Common Shares”), of the Company issued and outstanding at the close of business on April 8, 2016 (the “Record Date”). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share (the “Series A Preferred Shares”) of the Company at a price of US$30.00 per one one-thousandth of a Series A Preferred Share, subject to certain anti-dilution adjustments (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 28, 2016, as the same may be amended from time to time (the “Agreement”), between the Company and Pacific Stock Transfer Company, as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) the close of business on the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (including certain synthetic equity positions created by derivative securities, which are treated as beneficial ownership of the number of Common Shares equivalent to the economic exposure created by the synthetic equity position, to the extent actual Common Shares are directly or indirectly beneficially owned by a counterparty to the synthetic equity position) (an “Acquiring Person”) or (ii) the close of business on the tenth (10th) business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates issued and outstanding as of the Record Date, by such Common Share certificates or, with respect to any uncertificated Common Shares registered in book entry form, by notation in book entry, in either case together with a copy of this Summary of Rights.

The Agreement provides that any person who beneficially owned 15% or more of the Common Shares immediately prior to the first public announcement of the adoption of the Agreement, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Agreement unless the Existing Holder becomes the beneficial owner of one or more additional Common Shares (other than pursuant to (a) a dividend or distribution paid or made by the Company on the issued and outstanding Common Shares in Common Shares, (b) a split or subdivision of the issued and outstanding Common Shares or (c) an Exempt Acquisition). However, if upon acquiring beneficial ownership of one or more additional Common Shares, the Existing Holder does not beneficially own 15% or more of the Common Shares then issued and outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Agreement.

Furthermore, the Agreement provides that any person who becomes the beneficial owner of 15% or more of the Common Shares as a result of equity granted to the officers and members of the board of directors of the Company and any Subsidiary of the Company in their capacity as such officers and directors (each an “Exempt Acquisition”), shall not be deemed to be an “Acquiring Person” for purposes of the Agreement unless such person becomes the beneficial owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the issued and outstanding Common Shares in Common Shares, a split or subdivision of the issued and outstanding Common Shares, or another Exempt Acquisition). However, if upon acquiring beneficial ownership of one or more additional Common Shares, such holder does not beneficially own 15% or more of the Common Shares then issued and outstanding, such holder shall not be deemed to be an “Acquiring Person” for purposes of the Agreement.

The Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference, and the Company will deliver a notice to that effect upon the transfer or new issuance of book entry shares.

Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares or any Book Entry Shares, with or without such notation, notice or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or the Book Entry Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 27, 2017, subject to the Company’s right to extend such date (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company or terminated.

Each Series A Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of US$1.00 per share or, if greater, an aggregate dividend of 1,000 times the dividend, if any, declared per Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of US$1,000 per share (plus any accrued but unpaid dividends), provided that such holders of Series A Preferred Shares will be entitled to an aggregate payment of 1,000 times the payment made per Common Share.

Each Series A Preferred Share will have 1,000 votes and will vote together with the Common Shares. Finally, in the event of any merger, amalgamation, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Series A Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend or bonus issue on, or a subdivision, combination or reclassification of the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Series A Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person or if the Company were the surviving company in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right.

In the event that, after a Person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then issued and outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares or Common Shares will be issued (other than fractions of Series A Preferred Shares which are integral multiples of one one-thousandth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Series A Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of US$0.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

The Board, or a duly authorized committee thereof, may amend any of the provisions of the Agreement for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

A copy of the Agreement has been furnished to the U.S. Securities and Exchange Commission as an exhibit to a report on Form 6-K. A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.